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                              [PENWEST LETTERHEAD]

                                August 21, 1998



Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549


     RE:  Penwest Pharmaceuticals Co.
          Registration Statement on Form S-1
          Registration Statement on Form 8-A
          (Registration No. 333-38389)
          ----------------------------------
Ladies and Gentlemen:

     In accordance with Rule 477 promulgated under the securities Act of 1933, as amended, Penwest Pharmaceuticals Co. ("Penwest") hereby withdraws its Registration Statement on Form S-1 (Registration No. 333-38389), as amended, that was originally filed with the Securities and Exchange Commission on October 21, 1997. Penwest is withdrawing the Registration Statement because it does not intend to conduct the offering of shares of Common Stock contemplated in the Registration Statement at this time. No shares of Common Stock of Penwest have been issued or sold under the Registration Statement.

     In addition, Penwest hereby withdraws the Registration Statement on Form 8-A that it filed with the Securities and Exchange Commission on December 5, 1997 with respect to its Common Stock.

     If you have any questions with respect to this letter, please call either Stuart M. Falber of the law firm of Hale and Dorr LLP at (617) 526-6000 or me at
(914) 878-3414.


                                       Sincerely,


                                       Penwest Pharmaceuticals Co.



                                       By: /s/ Jennifer L. Good
                                           ----------------------------
                                           Jennifer L. Good
                                           Vice President Finance and
                                           Chief Financial Officer



cc:  Ms. Heather Maples
     Mr. Roland Kelly